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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC 110

| SEC FILE NUMBER |
|---|
| 8- 68574 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/23/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bexil Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York, New York 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas O'Malley 1-212-785-0400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KW 3/25

# OATH OR AFFIRMATION

I, Thomas O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bexil Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BEXIL SECURITIES LLC
**(A Wholly-Owned Subsidiary of**
**BEXIL CORPORATION)**

***STATEMENT OF FINANCIAL CONDITION AND***
***REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS***

**DECEMBER 31, 2010**

TAIT, WELLER & BAKER LLP

*Certified Public Accountants*

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**The Member and Managers of**
**Bexil Securities LLC**

We have audited the accompanying statement of financial condition of Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bexil Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

**Philadelphia, Pennsylvania**
**February 23, 2011**

# BEXIL SECURITIES LLC
**(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)**

*STATEMENT OF FINANCIAL CONDITION*

**December 31, 2010**

## ASSETS

| | |
|---|---|
| Cash | $749,980 |
| **Total assets** | $749,980 |

## LIABILITIES AND MEMBER CAPITAL

| | |
|---|---|
| **Liabilities** | |
| Payable to parent | $ 7,981 |
| Accounts payable and accrued expenses | 500 |
| **Total liabilities** | 8,481 |
| **Member Capital** | |
| Member capital | 750,000 |
| Deficit | (8,501) |
| **Total member capital** | 741,499 |
| **Total liabilities and member capital** | $749,980 |

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *NATURE OF OPERATIONS*

Bexil Securities LLC (*"BSLLC"* or the *"Company"*) is a Maryland limited liability company organized on April 15, 2010. The Company is a single member limited liability company and Bexil Corporation *("Bexil")* is its sole member. The Company is registered under the Securities Exchange Act of 1934 (the *"Exchange Act"*) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. *("FINRA")*. The Company may engage in the following business activities: Trading securities for its own account through a Proprietary Account of Introducing Brokers agreement *("PAIB")* with an unrelated broker dealer and mutual fund underwriter or sponsor on a best efforts basis. The Company commenced operations on November 23, 2010 in conjunction with the date its FINRA Membership became effective.

### *ACCOUNTING ESTIMATES*

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### *CASH AND CASH EQUIVALENTS*

Investments in money market funds and short-term investments and other marketable securities maturing in 90 days or less are considered to be cash equivalents.

### *INCOME TAXES*

The Company is organized as a limited liability company and has elected to be treated as a disregarded entity for income tax purposes. Accordingly, no provision for federal, state, or local income taxes is required. The Company's taxable income or loss is reportable by Bexil, its sole member.

### *SUBSEQUENT EVENTS*

The Company has evaluated the impact of all subsequent events through February 23, 2011, the date the financial statements were issued, and has determined that there were no events requiring recognition or disclosure in the financial statements.

## (2) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $100,000, or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2010, the Company had net capital, as defined, of $741,499, which exceeded its net capital requirement of $100,000 by $641,499. The ratio of aggregate indebtedness to net capital was approximately 0.01 to 1.

## (3) RELATED PARTIES

At December 31, 2010, the Company had a payable to Bexil of $7,981 for registration and other organization expenses.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions incurred by the Company, Bexil, and their affiliate Winmill Co. Incorporated *("Winco")* are allocated among the Company, Bexil and Winco. The Company had a payable to Winco of $500 for rent expense at December 31, 2010.

*Tait, Weller & Baker LLP*
***Certified Public Accountants***
***Philadelphia, New Jersey, New York***
***www.taitweller.com***